United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended March 31, 2005

Commission File Number 000-29103

STATS CHIPPAC LTD.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 TechPoint
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable.

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in the Registration Statement on Form F-3/S-3 (File Nos. 333-119705 and 333-119705-1) of STATS ChipPAC Ltd. and STATS ChipPAC, Inc. and the Registration Statement on Form F-4 (File No. 333-123480) of STATS ChipPAC Ltd. and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
Name : Tan Lay Koon
Title : President & Chief Executive Officer
Date : April 28, 2005

By:	/s/ Michael G. Potter
Name : Michael G. Potter Title : Chief Financial Officer
Date : April 28, 2005

EXHIBIT INDEX

Exhibit	Description of Exhibit
1.
STATS ChipPAC Ltd.’s Outlook as of April 28, 2005 and condensed consolidated statements of operations for the three months ended March 31, 2005 and 2004, and balance sheets as of March 31, 2005 and December 31, 2004.

2.	Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations for the year ended December 31, 2004.